STARBOARD INVESTMENT TRUST
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
252-972-9922

February 22, 2011

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
Starboard Investment Trust (File Nos.  333-159484 and 811-22298), on behalf of the Presidio Multi-Strategy Fund, GlobalAfrica Equity Fund, GlobalAfrica Infrastructure Fund, GlobalAfrica Natural Resources Fund, GlobalAfrica Income Fund, and WynnCorr Value Fund, each a series of the Trust

Ladies and Gentlemen:

At the request of Mr. Kevin C. Rupert, this letter is being submitted as correspondence in connection with the review of Post-Effective Amendment Nos. 29, 30, and 31 to the Trust’s registration statement on Form N-1A.  The amendments were filed electronically on December 30, 2010.  This letter responds to comments on the amendments received from Mr. Rupert on January 27, 2011.  These comments address the prospectuses and statements of additional information for the fund series noted above.  Set forth below is a summary of Mr. Rupert’s comments by amendment and the Trust’s responses.

Post-Effective Amendment No. 29 (Presidio Multi-Strategy Fund)

1.
Comment:  The footnote to the table entitled “Annual Fund Operating Expenses” should be revised to (i) delete the section that begins “Since the Fund is newly organized…”, (ii) take note of the Fund Accounting and Administration Agreement and its termination date; (iii) state that the agreement can only be terminated by the fund’s board of trustees prior to such termination date; (iv) state the maximum fee payable under the agreement; (v) note that the investment advisor is responsible for paying certain fund expenses set out in an operating plan with the administrator; (vi) state the termination date of the operating plan and briefly describe who can terminate that plan and under what circumstances; and (vii) note that the investment advisor cannot recoup from the fund any amounts paid under the operating plan.

Response:  The footnote to the “Annual Fund Operating Expenses” table will be revised as follows in the prospectus to be filed with Post-Effective Amendment No. 34:

“The Fund’s administrator (“Administrator”) has entered into a Fund Accounting and Administration Agreement with the Fund that runs through October 1, 2012.  The agreement can only be terminated prior to that date at the discretion of the Fund’s Board of Trustees.  The Administrator receives payments under the agreement at a maximum annual rate of 0.50%.  In conjunction with the Fund Accounting and Administration Agreement, the Advisor has entered into an Operating Plan with the Administrator, also through October 1, 2012, under which it has agreed to assume certain expenses of the Administrator to the extent the operating expenses exceed 1.75% of the average daily net assets of the Fund, exclusive of amounts payable under a Rule 12b-1 distribution plan and acquired fund fees and expenses.  The Operating Plan can only be terminated at the conclusion of the then-current term by notice of non-renewal to a party or mutual agreement of the parties.  The Advisor cannot recoup from the Fund any amounts paid under the Operating Plan.”

2.
Comment:  The narrative risk disclosure required by Items 4(b) and 9(c) of Form-N-1A should incorporate additional disclosure regarding the risks related to the resignation or insolvency of the investment advisor due to an inability to meet its obligations under the operating plan for the fund, including disclosure regarding the obligations and compensation of the administrator in such an event.

Response:  The prospectus will be revised to further elaborate on the risks related to the resignation or insolvency of the investment advisor due to an inability to meet its obligations under the operating plan for the fund.  The disclosure noted as “Operating Risk” in the section of the prospectus entitled “Principal Risks of Investing in the Fund” will read as follows in the prospectus filed with Post-Effective Amendment No. 34:

“Operating Risk.  The Administrator and Advisor have entered into an Operating Plan that facilitates the Administrator’s assumption of the Fund’s regular operating expenses under the Fund Accounting and Administration Agreement.  The Operating Plan obligates the Advisor to pay certain expenses of the Fund in order to help limit its annual operating expenses.  If the Advisor, however, does not have sufficient revenue to support those expenses, the Advisor may be compelled to either resign or become insolvent.  In addition, if the Fund incurs expenses in excess of those that the Administrator has agreed to pay and the Advisor is not able or willing to pay the excess costs, those excess costs will increase the Fund’s expenses.”

3.
Comment:  In the section of the prospectus entitled “Purchasing Shares – Important Information about Procedures for Opening a New Account,” elaborate on the fund’s policy of restricting redemptions until an investor’s identity is verified.

Response:  The fund’s anti-money laundering program does not presently provide for the restriction of redemptions while an investor’s identity is being verified.  The disclosure in the section of the prospectus entitled “Purchasing Shares – Important Information about Procedures for Opening a New Account” will be revised accordingly in the prospectus filed with Post-Effective Amendment No. 34.

Post-Effective Amendment No. 30 (GlobalAfrica Mutual Funds)

4.	Comment: Per the discussion with Mr. Rupert on January 27, 2011 regarding the potential replacement of the funds’ investment advisor, explain the funds’ current status and future plans.

Response:  The Board of Trustees is currently seeking a replacement for the funds’ investment advisor, which had not been able to grow the funds as anticipated.  At this time, the funds have no shares outstanding and will only make sales after an amendment to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 discloses the new investment advisor and becomes effective.  If the Board of Trustees is unable to identify a suitable replacement in due time, it will consider eliminating the series of shares that make up the funds.  A delaying amendment is planned in order to postpone the effective date for Post-Effective Amendment No. 30.

Post-Effective Amendment No. 31 (WynnCorr Value Fund)

5.	Comment: Per the discussion with Mr. Rupert on January 27, 2011 regarding the potential replacement of the fund’s investment advisor, explain the fund’s current status and future plans.

Response:  The Board of Trustees is currently seeking a replacement for the fund’s investment advisor, which failed to proceed with the launch of the fund following the effectiveness of its registration.  The fund has not issued shares and will only make sales after an amendment to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 discloses the new investment advisor and becomes effective.  If the Board of Trustees is unable to identify a suitable replacement in due time, then it will consider eliminating the series of shares that makes up the fund.  A delaying amendment is planned in order to postpone the effective date for Post-Effective Amendment No. 31.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Tanya L. Goins
Malik Law Group LLC
191 Peachtree Street
Suite 3300
Atlanta, GA 30303